SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

Amendment No. 2

Cascade Corporation (Name of Issuer)
Common Stock, $0.50 par value (Title of Class of Securities)
147195-10-1 (CUSIP Number)

C. Calvert Knudsen, Jack B. Schwartz, and Robert C. Warren, Jr.
As Trustees of
The Robert C. and Nani S. Warren Revocable Trust
And
Nani S. Warren
As Trustee of
The Robert C. and Nani S. Warren Revocable Trust and the
Nani S. Warren Revocable Trust
c/o Jack B. Schwartz 111 S.W. Fifth Avenue, Suite 4040 Portland, Oregon 97204 (503) 228-8446 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
August 24, 2001 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  / /

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended ("Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 147195-10-1	13D	Page 2 of 9 Pages

(1)	NAME OF REPORTING PERSON IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
Nani S. Warren

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a)	/ /
		(b)	/x/

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS: Not applicable

(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e):	/ /

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF		(7)	SOLE VOTING POWER:
SHARES
BENEFICIALLY			804,496
OWNED BY
EACH		(8)	SHARED VOTING POWER:
REPORTING
PERSON			128,394(1)
WITH
		(9)	SOLE DISPOSITIVE POWER:

804,496

		(10)	SHARED DISPOSITIVE POWER:
956,290(1)

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
1,760,786(1)

(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: / /

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13.9%

(14)	TYPE OF REPORTING PERSON:
IN

(1)
Based on beneficial ownership of shares of Common Stock of the Issuer as follows: (a) 827,896 shares by the Robert C. and Nani S. Warren Revocable Trust; (b) 128,394 shares by the Robert C. and Nani S. Warren Foundation; (c) 804,496 shares by the Nani S. Warren Revocable Trust..

(2)
Based on 12,622,979 shares of Common Stock outstanding as of May 18, 2001, calculated as set forth in Item 5.

CUSIP No. 147195-10-1	13D	Page 3 of 9 Pages

(1)	NAME OF REPORTING PERSON IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
Jack B. Schwartz

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a)	/ /
		(b)	/x/

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS: Not applicable

(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e):	/ /

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF		(7)	SOLE VOTING POWER:
SHARES
BENEFICIALLY			9,327
OWNED BY
EACH		(8)	SHARED VOTING POWER:
REPORTING
PERSON			128,394(1)
WITH
		(9)	SOLE DISPOSITIVE POWER:

9,327

		(10)	SHARED DISPOSITIVE POWER:
956,290(1)

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
965,827(1)

(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: / /

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.1%(2)

(14)	TYPE OF REPORTING PERSON:
IN

(1)
Based on beneficial ownership of shares of Common Stock of the Issuer as follows: (a) 827,896 shares by the Robert C. and Nani S. Warren Revocable Trust; (b) 128,394 shares by The Robert C. and Nani S. Warren Foundation; (c) 3,750 shares under option grant; (d) 5,787 shares outright.

(2)
Based on 12,622,979 shares of Common Stock outstanding as of May 18, 2001, calculated as set forth in Item 5.

CUSIP No. 147195-10-1	13D	Page 4 of 9 Pages

(1)	NAME OF REPORTING PERSON IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
C. Calvert Knudsen

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a)	/ /
		(b)	/x/

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS: Not applicable

(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e):	/ /

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF		(7)	SOLE VOTING POWER:
SHARES
BENEFICIALLY			11,937
OWNED BY
EACH		(8)	SHARED VOTING POWER:
REPORTING
PERSON			-0-(1)
WITH
		(9)	SOLE DISPOSITIVE POWER:

11,937

		(10)	SHARED DISPOSITIVE POWER:
838,583(1)

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
850,520(1)

(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: / /

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.1%(2)

(14)	TYPE OF REPORTING PERSON:
IN

(1)
Based on beneficial ownership of shares of Common Stock of the Issuer as follows: (a) 827,896 shares by the Robert C. and Nani S. Warren Revocable Trust; (b) 3,750 shares under option grant (c) 8,187 shares outright.

(2)
Based on 12,622,979 shares of Common Stock outstanding as of May 18, 2001, calculated as set forth in Item 5.

CUSIP No. 147195-10-1	13D	Page 5 of 9 Pages

(1)	NAME OF REPORTING PERSON IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
Robert C. Warren, Jr.

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a)	/ /
		(b)	/x/

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS: Not applicable

(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e):	/ /

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF		(7)	SOLE VOTING POWER:
SHARES
BENEFICIALLY			966,563(1)
OWNED BY
EACH		(8)	SHARED VOTING POWER:
REPORTING
PERSON			22,000(1)
WITH
		(9)	SOLE DISPOSITIVE POWER:

138,667(1)

		(10)	SHARED DISPOSITIVE POWER:
849,896(1)

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
999,250(1)

(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: /x/

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.9%(2)

(14)	TYPE OF REPORTING PERSON:
IN

(1)
Based on beneficial ownership of shares of Common Stock of the Issuer as follows: (a) 827,096 shares by the Robert C. and Nani S. Warren Revocable Trust; (b) 31,600 shares as trustee or co-trustee of trusts for family members; (c) 81,963 shares under option grant; (d) 47,104 shares owned either individually or by 401(k) plan account. 1,200 shares owned by Mr. Warren's spouse, as to which he disclaims beneficial interest, are not included.

(2)
Based on 12,622,979 shares of Common Stock outstanding as of May 18, 2001, calculated as set forth in Item 5.

Item 1.  Security and Issuer.

    Pursuant to Rule 13-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby amend their Statement on Schedule 13D, dated March 10, 1997, and Amendment No. 1, dated July 5, 2000 (the "Schedule 13D"), relating to shares of common stock, par value $0.50 per share (the "Common Stock"), of Cascade Corporation, an Oregon corporation ("Issuer"). This Statement constitutes Amendment No. 2 to the Schedule 13D. Unless otherwise indicated herein, all capitalized terms used herein shall have the same meanings respectively ascribed to them in the Schedule 13D. Unless otherwise indicated herein, there are no material changes to the information set forth in the Schedule 13D.

    The principal executive offices of Issuer are located at 2201 N.E. 201st Avenue, Fairview, Oregon 97024.

Item 2.  Identity and Background, is hereby amended and restated in its entirety as follows:

    This amended schedule is being filed by the following persons each of whom are Trustees of the Robert C. and Nani S. Warren Revocable Trust (Trust), a trust organized under the laws of the State of Washington, which holds 827,896 shares of common stock of the Issuer, and one of whom, Nani S. Warren, is sole Trustee of the Nani S. Warren Revocable Trust (NSW Trust), a trust organized under the laws of the State of Washington, which holds 804,496 shares of common stock of the Issuer formerly held by the Trust. Nani S. Warren is beneficiary of the Trust and the NSW Trust. The Trustees are filing this Amendment following receipt of an August 24, 2001, letter from CHS Oregon Acquisition Corp., attached as Exhibit 2 to this filing, confirming that the Letter of Understanding entered into July 5, 2000, to which the Reporting Persons, CHS Oregon Acquisition Corp. and others were party, described in Amendment 1 to Schedule 13D, is of no further force or effect.

  (a)
  (b) and (c)

      Trustees

      (i)
      C. Calvert Knudsen, 602—36th Avenue East, Seattle, Washington 98112; Director of Issuer, Trustee of the Trust, Investor.

      (ii)
      Jack B. Schwartz, Suite 4040, 111 S.W. Fifth Avenue, Portland, Oregon 97204, Director of Issuer, Trustee of the Trust, Partner, Newcomb Sabin Schwartz & Landsverk LLP, 111 S.W. Fifth Avenue, Suite 4040, Portland, Oregon 97204.

      (iii)
      Nani S. Warren, P.O. Box 671, Eastsound, Washington 98245, Trustee of the Trust. and the NSW Trust.

      (iv)
      Robert C. Warren, Jr., 2201 N.E. 201st Avenue, Fairview, Oregon 97024-9718, President, Chief Executive Officer and Director of Issuer, Trustee of the Trust.

        The address of the Trust and the NSW Trust is P.O. Box 671, Eastsound, Washington 98245.

  (d)
  None of the Trustees have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

  (e)
  None of the Trustees have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

  (f)
  The Trust and the NSW Trust are Washington entities. All of the Trustees are citizens of the United States.

Item 3.  Source and Amount of Funds or Other Consideration, is hereby amended and restated in its entirety as follows:

    The Trustees acquired the shares owned by the Trust March 10, 1997, when they accepted designation as Trustees of the Robert C. and Nani S. Warren Revocable Trust. The Trustees authorized transfer by the Trust of the shares now owned by the NSW Trust in June of 2001.

Item 4.  Purpose of Transaction, is hereby amended and restated in its entirety as follows:

    The Trust and the NSW Trust do not have, any plans or proposals which relate to or would result in any of the matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D (although each reserves the right to develop such plans).

Item 5.  Interest in Securities of the Issuer, is hereby amended and restated in its entirety as follows:

    As reported in the Issuer's most recent Schedule 14A, 11,439,890 shares of Common Stock and one special voting share were outstanding as of May 18, 2001. The Common Stock share totals and percentage calculations below assume, additionally, the conversion of 800,000 outstanding exchangeable shares issued by an Issuer subsidiary into a like number of shares of Common Stock. Each of the calculations in this Item 5 is based on the resulting total of 12,239,890 shares of Common Stock plus the issuance of 383,089 shares upon exercise of options by the Issuer's management and directors. TD Trust Company holds the special voting share as trustee for the holder of the exchangeable shares and is entitled to cast 800,000 votes on matters presented to stockholders.

    Pursuant to Rule 13d-3 of the Act each of the Reporting Persons may be deemed to be beneficial owners of Common Stock held by the Trust and the NSW Trust. Information follows as to each Reporting Person:

    Pursuant to Rule 13d-3 of the Act, Mr. Warren may be deemed to beneficial owner of 1,771,059 shares of Common Stock, or 14.6% of outstanding Common Stock and exercisable options, of which 131,479 are owned individually (including 81,963 under option grant and 29,954 held by a 401(k) plan); 31, 600 are held as trustee or cotrustee for family members, and 827,896 are held as trustee of the Trust. The total shown also includes 804,496 shares of Common Stock held by the NSW Trust, as to which Mr. Warren disclaims beneficial ownership. Mr. Warren's wife owns 1,200 shares of Common Stock, as to which Mr. Warren disclaims beneficial interest.

    Pursuant to Rule 13d-3 of the Act, Mr. Knudsen may be deemed to beneficial owner of 1,644,319 shares of Common Stock, or 13.1% of outstanding Common Stock and exercisable options, of which 11,927 are owned individually (including 3,750 under option grant) and 827,896 are held as trustee of the Trust. The total shown also includes 804,496 shares of Common Stock held by the NSW Trust, as to which Mr. Knudsen disclaims beneficial ownership.

    Pursuant to Rule 13d-3 of the Act, Mr. Schwartz may be deemed to beneficial owner of 1,770,113 shares of Common Stock, or 14% of outstanding Common Stock and exercisable options, of which 9,327 are owned individually (including 3,750 under option grant) 827,896 are held as trustee of the Trust, and 128,394 are held as a Director of The Robert C. and Nani S. Warren Foundation. The total shown also includes 804,496 shares of Common Stock held by the NSW Trust, as to which Mr. Schwartz disclaims beneficial ownership.

    Pursuant to Rule 13d-3 of the Act, Ms. Warren may be deemed to beneficial owner of 1,760,786 shares of Common Stock, or 13.9% of outstanding Common Stock and exercisable options, of which

838,583 are held as trustee of the Trust,804,496 are held as sole trustee of the NSW Trust, and 128,394 are held as a Director of The Robert C. and Nani S. Warren Foundation.

  (c)
  Except as set forth in Item 3 above, none of the Trustees have effected any other transactions in Common Stock during the past sixty (60) days.

  (d)
  No person other than the Reporting Persons and the respective beneficiaries of shares held trusts or foundations of which they are trustees or directors which are identified herein, have the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the securities of the Issuer acquired by the Reporting Persons as described in Item 5.

  (e)
  Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer, is hereby amended and restated in its entirety as follows:

    The Reporting Persons do not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the shares of Common Stock of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or power over the shares of Common Stock of the Issuer.

Item 7.  Materials to be Filed as Exhibits, is hereby amended and restated in its entirety as follows:

Exhibit 1	Statement made pursuant to Rule 13d-1(k)(1)(iii) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended.
Exhibit 2	CHS Oregon Acquisition Corp. Letter received August 14, 2001
Exhibit 3	Powers of Attorney

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 29, 2001.

/s/ C. CALVERT KNUDSEN* C. Calvert Knudsen

/s/ JACK B. SCHWARTZ Jack B. Schwartz

/s/ NANI S. WARREN Nani S. Warren

/s/ ROBERT C. WARREN, JR.* Robert C. Warren, Jr.

*By:	/s/ JACK B. SCHWARTZ Attorney-in-Fact